UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

RC2 Corporation
(Name of Subject Company)
RC2 Corporation
(Name of Person Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
749388104
(CUSIP Number of Class of Securities)

Curtis W. Stoelting
Chief Executive Officer
RC2 Corporation
1111 W. 22nd Street, Suite 320
Oak Brook, Illinois 60523
(630) 573-7200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
James M. Bedore, Esq.
Reinhart Boerner Van Deuren s.c.
1000 North Water Street, Suite 1700
Milwaukee, Wisconsin 53202
(414) 298-1000
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     On March 10, 2011, TOMY Company, Ltd. (“Parent”) and RC2 Corporation (the “Company”) issued a joint press release announcing that the Company has entered into an Agreement and Plan of Merger (the “Merger Agreement”) on March 10, 2011 with Parent and Galaxy Dream Corporation, an indirect wholly owned subsidiary of Parent (“MergerSub”), pursuant to which (1) Parent (through MergerSub) will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share, at a purchase price of $27.90 per share in cash, without interest, and (2) following the consummation of the Offer, MergerSub will merge with and into the Company, with the Company thereby becoming an indirect wholly-owned subsidiary of Parent. A copy of the press release is included as Exhibit 99.1 hereto.
     At the commencement of the tender offer, the Company will file with the Securities and Exchange Commission (“SEC”) a solicitation/recommendation statement in response to that tender offer on Schedule 14D-9. Those documents will contain important information and stockholders of the Company are advised to carefully read those documents when they become available before making any decision with respect to the tender offer.
Item 9 Exhibits
99.1	Joint Press Release of TOMY Company, Ltd. and RC2 Corporation, issued March 10, 2011.

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